Contact

www.linkedin.com/in/rachel-kois-33b47575 (LinkedIn)

Top Skills

Budgets
Customer Service
Teamwork

Languages

English (Native or Bilingual)
Spanish (Limited Working)

Rachel Kois

Founder & CEO at Simple Switch
Denver Metropolitan Area

Summary

Founder of SimpleSwitch.org, I am passionate about using business as a force for good, and shifting the culture around online shopping. Professional and personal collaborations are my favorite, and new adventures are important to me.

Experience

Simple Switch
Founder / CEO
October 2017 - Present (5 years 1 month)
Greater Denver Area

Simple Switch is an online marketplace for positive impact purchasing. We aim to bring the modern ease of online shopping to conscious consumers looking to make a difference with their dollar. I'm proud to be the founder of this company and enjoy being able to create the opportunity for everyday business to change the world. Shop for good today at simpleswitch.org.

Global Shapers Community
Curator
June 2019 - June 2021 (2 years 1 month)
Boulder, Colorado, United States

Led the Boulder Hub of Global Shapers for a two year term as Vice Curator, and Curator. The Global Shapers Boulder Hub represents the Global Shapers Community (backed by World Economic Forum) a network of Hubs developed and led by young people who are exceptional in their potential, their achievements, and their drive to make a contribution to their communities.
An initiative of the World Economic Forum, our mission is to catalyze and enhance, individually and collectively, fresh ideas and innovative solutions to the world’s most pressing challenges and to engage in projects related to specific challenges identified by our local Hub.

https://www.globalshapers.org/hubs/boulder-hub

First Presbyterian Church

Aministrative Assistant to High School and Middle School Ministries

November 2017 - March 2019 (1 year 5 months)

Boulder, Colorado

Ibotta, Inc.

Customer Service Representative

September 2017 - December 2017 (4 months)

Denver, Colorado

Provided online customer service to customers of the Ibotta Mobile Application.

Wedgewood Wedding & Banquet Centers

Banquet Captain

May 2016 - October 2016 (6 months)

Boulder, Colorado

Managed a full staff of employees at a wedding and banquet center. Provided excellent customer service and helped couples thrive on "the best day of their lives."

University of Colorado Boulder

Marketing and Outreach Intern

August 2015 - May 2016 (10 months)

Boulder, CO

Working with professionals in the office to increase interest in Study Abroad and outreach on campus.

Position includes photoshopping and other creation of professionally branded marketing materials, creation of guerrilla marketing on campus, social media management, presentations to large groups, and working with the marketing staff.

Leeds School of Business

Student

August 2012 - May 2016 (3 years 10 months)

I studied Human Resources Management as well as Entrepreneurship in the Leeds School of Business.

Entrepreneurship and Empowerment in South Africa (EESA)

Business Consulting Intern

June 2015 - August 2015 (3 months)

Cape Town Area, South Africa

Working with underprivileged entrepreneurs in the Western Cape area to improve their business practices, allowing them to be more successful and more adequately support themselves. Many businesses that go through this mentoring program move on to be international companies. Tasks include a full professional consulting report and 4 deliverables per client. (8 total)

This program is an annual opportunity made possible by a partnership between University of Florida, University of Colorado, University of Texas A&M, and University of the Western Cape.

Chimerical Children's Theatre
Founder/ Board Member/ Financial Coordinator
May 2012 - June 2015 (3 years 2 months)
Broomfield, Colorado

As a founder and board member at CCT, I worked hard to create an enjoyable and educational environment for groups of students pursuing general theatrical experience. I have experience setting and teaching curriculum, resolving parental conflict, and being part of a self-led staff.

As financial coordinator at Chimerical Children's Theatre, I registered the new business with the state, created and adjusted the company's budget, and controlled all ingoing and outgoing money, including tuitions and salaries.

First Presbyterian Church of BoulderA2012
Children and Family Ministry Intern
August 2014 - May 2015 (10 months)

Adminsitrative tasks associated with running a 100+ child program, teaching twice weekly, small group leading, worship leading, and cooperating on a church staff.

Jamba Juice
Team Member
July 2012 - November 2014 (2 years 5 months)

As a team member at Jamba Juice, I made and sold smoothies, cleaned the store, and delivered excellent customer service. I was also trusted with cash handling and set-up/ take down of off-site smoothie sales.

Kanakuk Kamps
Camp Counselor (Kids Across America)
May 2014 - August 2014 (4 months)
Branson, Missouri

Worked at a Sports Camp for Urban Youth.

Responsibilities: Problem solve with students from troubled backgrounds, lead group activities daily, supervise and nurture a cabin full of middle school girls, take responsibility for spiritual growth and opportunity of students, work closely with a co-counselor and a larger staff team.

Education

University of Colorado Boulder - Leeds School of Business

Entrepreneurship · (2012 - 2016)

University of Colorado Boulder

Bachelor of Business Administration (B.B.A.), Human Resources Management and Services · (2012 - 2016)

University of Colorado Boulder

Bachelor of Fine Arts (BFA), Theatre Performance · (2012 - 2016)